TESCO CORPORATION

May 19, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:     H. Roger Schwall
Parhaum J. Hamidi

Re:     Tesco Corporation
Registration Statement on Form S-3
Filed May 11, 2016
File No. 333-211271
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tesco Corporation, organized under the laws of Alberta, Canada (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. (Eastern time), on May 24, 2016, or as soon as practicable thereafter.
The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Gary H. McDaniel of Norton Rose Fulbright US LLP, counsel to the Company, at (210) 270-7172 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.
Thank you for your assistance in this matter.
Very truly yours,
TESCO CORPORATION
By: /s/ Christopher L. Boone
Name: Christopher L. Boone
Title: Senior Vice President and Chief Financial Officer
cc:    Jamie L. Gagner, Norton Rose Fulbright Canada LLP